EXHIBIT 17

October 23, 2009

TO:	Richard Banakus

Chairman, Hydron Board of Directors

FR:	Karen Gray

Member, Hydron Board of Directors

Dear Richard:

It is with regret that I offer my resignation as a member of the Board of Directors of Hydron Technologies, Inc. As we have discussed previously, my plans to travel extensively in the foreseeable future preclude timely communication with Board members, and would make it difficult if not impossible for me to fulfill my duties to the Company.

It has been my honor to serve Hydron shareholders for the past 18 years, as a Hydron employee, independent consultant and Board member. I look forward to a continuing relationship with the Company as a stockholder.

Best Wishes,

Karen Gray